October 19, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 157, LLC Offering Statement on Form 1-A Filed October 6, 2022 File No. 024-12016

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 157, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on October 6, 2022 (the “Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated October 14, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A Filed October 6, 2022

Summary

Highlights, page 4

1.

Comment: We note your disclosure that in September 2022, Masterworks exited a different George Condo painting, realizing a 21.5% annualized return to investors in the initial offering, net of all costs and fees. We also note your disclosure that certain costs of the sale have been estimated and the final annualized return may differ slightly from this rate of return. Please revise to present the actual return figure without any adjustments, weighting, averaging, pro forma assumptions, etc. Alternatively, if the return figure is not yet finalized, please disclose and quantify the assumptions you are using to estimate the figure.

Response: In response to the Staff’s comment, the Company has modified its disclosure on page 4 of Amendment No. 1 to present the actual annualized return figure, which is the same as the estimated return figure presented in the Form 1-A. This actual annualized return figure is presented without any adjustments, weighting, averaging or pro forma assumptions.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS 157, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission